UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WeWork Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

96209A104

(CUSIP Number)

SB Investment Advisers (UK) Limited

Attn: Amanda Sanchez-Barry

69 Grosvenor St

Mayfair, London W1K 3JP

+44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 1, 2021 (as amended to date, the “Schedule 13D”) with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of WeWork Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Transaction Support Agreement and Joinder Agreement

On March 17, 2023, the Issuer announced various transactions intended to strengthen its capital structure by restructuring its outstanding debt and raising additional capital (collectively, the “Transactions”). In connection with the Transactions, on March 17, 2023, the Issuer, and certain of its direct and indirect subsidiaries, entered into a transaction support agreement (the “Transaction Support Agreement”) with certain eligible noteholders of the Issuer’s outstanding notes and certain affiliates of SoftBank, including SoftBank Vision Fund II-2, L.P., StarBright WW LP, SVF II WW Holdings (Cayman) Limited and SVF II WW (DE) LLC, and was subsequently joined with respect to certain matters by SVF Endurance (Cayman) Limited (collectively with the SoftBank affiliates, the “SoftBank Holders”) pursuant to a joinder agreement, dated March 20, 2023 (the “Joinder Agreement”).

The SoftBank Holders have agreed to support, approve, implement and enter into definitive documents covering the Transactions, including:

•	the exchange (the “SoftBank Exchange”) of:

•

up to $250.0 million of the $1.65 billion in aggregate principal amount outstanding of the Issuer’s 5.00% Senior Notes due 2025, Series I, held by StarBright WW LP (the “SoftBank Unsecured Notes”) for consideration consisting of a combination of $187.5 million in aggregate principal amount of 11.00% Second Lien Senior Secured PIK Exchangeable Notes due 2027 (with interest per annum payable 5.00% in cash and 6.00% by increasing the outstanding principal amount thereof (“PIK”)) of the Issuer and a number of shares of Class A Common Stock equal to $150 per $1,000 in principal amount of the SoftBank Unsecured Notes being exchanged calculated at a total volume weighted average price per shares (as described further in detail in the Transaction Support Agreement) (the “Common Equity VWAP”); and

•

up to $359.5 million in aggregate principal amount of the SoftBank Unsecured Notes for consideration consisting of a combination of $269.625 million in aggregate principal amount of 12.00% Third Lien Senior Secured PIK Exchangeable Notes due 2027 (with interest per annum payable in PIK only) of the Issuer and a number of shares of Class A Common Stock equal to $150 per $1,000 in principal amount of the SoftBank Unsecured Notes being exchanged calculated at the Common Equity VWAP;

CUSIP No. 96209A104	13D	Page 2 of 5 pages

•

the exchange of up to $1.65 billion of SoftBank Unsecured Notes held by StarBright WW LP, less any SoftBank Unsecured Notes exchanged in the SoftBank Exchange, for consideration consisting of a number of shares of Class A Common Stock equal to $900 per $1,000 in principal amount of SoftBank Unsecured Notes being exchanged calculated at the Common Equity VWAP; and

•

the rollover (the “SoftBank Rollover”) of $300.0 million out of the $500.0 million in aggregate principal amount of the Issuer’s Senior Secured Notes due 2025 (the “2025 Secured Notes”) currently held by or that may be issued and sold to SoftBank Vision Fund II-2, L.P. pursuant to that certain Amended and Restated Master Senior Secured Notes Note Purchase Agreement, dated as of October 20, 2021 (as amended, waived or otherwise modified from time to time, the “Secured NPA”), into either (i) up to $300.0 million in aggregate principal amount of a second separate series of 15.00% First Lien Senior Secured PIK Notes due 2027 (with interest per annum payable 7.00% in cash and 8.00% in PIK) of the Issuer (the “New First Lien Notes”) to be issued at closing of the Transactions or (ii) a commitment from SoftBank Vision Fund II-2, L.P. to purchase, at the Issuer’s option, in full or in part, and from time to time, up to $300 million in aggregate principal amount of such separate series of New First Lien Notes (the “SoftBank Delayed Draw Notes”) pursuant to a new note purchase agreement, subject to the repayment in full of the outstanding 2025 Secured Notes at closing of the Transactions.

During the period from the entry into the Transaction Support Agreement to the closing of the Transactions, the Issuer may draw upon the remaining $250.0 million in aggregate principal of 2025 Secured Notes as follows: (i) first, a draw request of $50.0 million, which may be made no earlier than April 1, 2023; (ii) $75.0 million, which may be made no earlier than May 1, 2023; (iii) $75.0 million, which may be made no earlier than June 1, 2023; and (iv) if applicable, a draw request of $50.0 million thereafter. SoftBank Vision Fund II-2, L.P. will be entitled to a 12.5% fee on up to $50 million in aggregate principal amount of New First Lien Notes outstanding and held by SoftBank Vision Fund II-2, L.P. in excess of $250.0 million, in the form of additional New First Lien Notes. In connection with the SoftBank Rollover upon closing of the Transactions, the Secured NPA will be terminated and any aggregate principal amount of 2025 Secured Notes outstanding in excess of $300.0 million shall be repaid in cash.

Pursuant to the Transaction Support Agreement, the Issuer also agreed to provide customary registration rights for the resale of Class A Common Stock issued in connection with the SoftBank Exchange.

The Issuer intends to hold a special meeting of its stockholders in order to approve certain of the Transactions, including, among other things, the issuance of the Class A Common Stock in connection with certain of the Transactions, including the SoftBank Exchange, for purposes of the rules of the New York Stock Exchange (the “Transaction Stockholder Approvals”) as well as to approve an amendment to the Issuer’s Second Amended and Restated Certificate of Incorporation to increase the total number of shares of Class A Common Stock that the Issuer will have authority to issue. Pursuant to the Transaction Support Agreement, the SoftBank Holders have agreed to:

CUSIP No. 96209A104	13D	Page 3 of 5 pages

•	vote and exercise any powers or rights available to them in favor of the Transaction Stockholder Approvals;

•

use commercially reasonable efforts to cooperate with and assist the Issuer in obtaining additional support for the Transactions from its other material stakeholders and from the issuing creditors, letter of credit participants and other parties under the Issuer’s credit agreement, including an agreement by the SoftBank Holders to enter into a credit support letter extending the maturities of the existing letter of credit facilities thereunder and certain other changes with respect thereto; and

•

enter into a letter agreement with the Issuer regarding certain governance matters negotiated with a special committee of the Issuer’s board of directors consisting of independent directors, which provides, among other things, that the SoftBank Holders will take all actions necessary to ensure that certain voting limitations contemplated by the Issuer’s second amended and restated certificate of incorporation remain in place so long as the SoftBank Holders own in excess of 49.9% of the Issuer’s voting power.

The Transaction Support Agreement contains certain customary representations, warranties and other agreements by the parties thereto. Closing of any Transaction pursuant to the Transaction Support Agreement is subject to, and conditioned upon, closing of all of the other Transactions as well as receipt of the Transaction Stockholder Approvals.

The foregoing descriptions of the Transaction Support Agreement and Joinder Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Transaction Support Agreement and the Joinder Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 96209A104	13D	Page 4 of 5 pages

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

5	Transaction Support Agreement, dated as of March 17, 2023, by and among WeWork Inc., WeWork Companies LLC, WW Co-Obligor Inc. and the other Company Parties thereto, SoftBank Vision Fund II-2, L.P., StarBright WW LP, SVF II WW Holdings (Cayman) Limited, SVF II WW (DE) LLC and the consenting noteholders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 17, 2023).

6	Joinder Agreement to the Transaction Support Agreement, dated as of March 20, 2023.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2023

SVF Endurance (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SoftBank Vision Fund (AIV M1) L.P.

By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SB Investment Advisers (UK) Limited

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel